TE Connectivity Ltd. Rheinstrasse 20 CH-8200 Schaffhausen Switzerland

January 31, 2017

BY EDGAR CORRESPONDENCE

Amanda Ravitz

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail-Stop 3030

100 F Street, N.E.

Washington, D.C.  20549

Re:                             TE Connectivity Ltd.
Response to Staff Comments on:
Form 10-K for the Fiscal Year ended September 30, 2016
File No. 1-33260

Dear Ms. Ravitz:

On behalf of TE Connectivity Ltd. (“TE Connectivity” or the “Company” or “we”), this letter responds to your letter dated January 24, 2017, relating to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on the above-referenced filing of TE Connectivity. The responses to the Staff’s comments are numbered to correspond to the comments in your letter.

Form 10-K for the fiscal year ended September 30, 2016

Item 11.  Executive Compensation, page 52

1.              We note the disclosure on page 46 regarding achievement of the EPS target for the annual incentive program and on page 48-49 regarding EPS growth for the PSU program. We also note the significant number of shares you repurchased during the most recently completed fiscal year. From your disclosure on page 44 and elsewhere, it is unclear whether and, if so, how you considered these repurchases in determining achievement of the EPS metric and EPS growth or in setting the related targets. Please revise future applicable filings.

Response:  The Company advises the Staff that in all applicable future filings, we will disclose how we considered share repurchases in determining achievement of the EPS target for the annual incentive program and in determining EPS growth for the PSU program, along with how we considered share repurchases in setting the related targets.

If you have any questions or would like additional information, please contact the undersigned at 610-893-9341.

Very truly yours,

TE CONNECTIVITY LTD.

	By:	/s/ Heath A. Mitts
Heath A. Mitts
Executive Vice President & Chief Financial Officer
TE Connectivity Ltd.

cc: P.J. Himelfarb, Weil, Gotshal & Manges LLP